                                                                    EXHIBIT 20.1

NEWS

                                                      THOMAS & BETTS CORPORATION
                                                      8155 T&B Boulevard
                                                      Memphis, TN 38125
                                                      (901) 252-5466

                                                      [THOMAS & BETTS LOGO]

FOR IMMEDIATE RELEASE

                THOMAS & BETTS REPORTS THIRD QUARTER 2001 RESULTS

    TURNAROUND PROGRESS CONTINUES DESPITE DETERIORATION IN MARKET CONDITIONS; RESULTS INCLUDE $40 MILLION PRE-TAX CHARGES ON SALE OF LIGHTING PRODUCT LINES
--------------------------------------------------------------------------------

MEMPHIS, TENN. - OCTOBER 22, 2001 - Thomas & Betts Corporation (NYSE: TNB) today reported financial results for the third quarter ended September 30, 2001. Results are presented in comparison to the second quarter 2001 and third quarter 2000. Thomas & Betts management believes that a sequential quarter-over-quarter comparison provides a more meaningful analysis for understanding the current operations, and the turnaround, of the company.

         Sales for the third quarter were $373.2 million compared to $385.4 million in the second quarter 2001 and $443.2 million in the third quarter 2000. The company reported a loss from operations of $37.8 million and a net loss of $45.6 million, or a $0.78 loss per diluted share, for the quarter. The current quarter results include approximately $40 million in pre-tax charges on the sale of the company's American Electric(R) and Dark-to-Light(R) lighting product lines, which closed on October 19, 2001. These charges include approximately $37 million for impairment on assets held for sale. Compared to the prior quarter, third quarter 2001 loss from operations was also negatively impacted by a $4.8 million pre-tax charge for restructuring. Lower earnings from unconsolidated companies also negatively affected third quarter results. In the second quarter 2001, income from operations was $4.8 million and the company reported a net loss of $5.4 million, or a $0.09 loss per diluted share. In the comparable quarter last year, Thomas & Betts recorded a loss from operations of $21.7 million and a net loss of $19.2 million, or a loss of $0.33 per diluted share.

         "Managing the return to profitability of Thomas & Betts in the face of a progressively weaker economy has been difficult," said T. Kevin Dunnigan, chairman and chief executive officer of Thomas & Betts. "Nonetheless, we have methodically attacked the key issues affecting our performance and continue to make progress toward our plan. Unfortunately, the deterioration of key domestic markets and the resulting negative impact on sales and margins somewhat masks the progress we have made."

QUARTER-OVER-QUARTER GROSS MARGIN FLAT

         The company's gross margin was down $8.7 million compared to the second quarter 2001 and down $7.0 million from the third quarter last year. As a percentage of sales, the gross margin was 24.0 percent versus 25.5 percent in the preceding quarter and 21.8 percent in the third quarter last year. Excluding $3.3 million in severance costs related to the third quarter 2001 restructuring and $3.2 million of other asset write-downs associated with the sale of lighting product lines, management said the third quarter gross margin as a percentage of sales would have been flat with the second quarter 2001. Continued inventory reductions coupled with the decline in sales volume prevented additional margin gains in the quarter. The company remains focused on reducing its cost base further without building inventory.

         "Our commitment to tightly manage inventory despite the unfavorable impact on gross margin demonstrates our resolve not to sacrifice the company's long-term financial standing to achieve short-term results," said Dunnigan. "We will continue to work to achieve optimal working capital levels and a strong cash position while concurrently driving costs out of our operations. This is fundamental in returning the company to, and sustaining, an acceptable level of profitability."

SG&A EXPENSES REDUCED

         Selling, general and administrative (SG&A) expenses for the third quarter were $81.6 million, or 21.9 percent of sales, versus $84.4 million, or
21.9 percent of sales, in the preceding quarter and $108.3 million, or 24.4 percent of sales, in the third quarter 2000. Excluding $1.5 million in severance costs associated with the third quarter 2001 restructuring, SG&A as a percentage of sales would have been 21.5 percent. The significant reduction year over year is due to the company's continuing focus on reducing all components of SG&A and the inclusion of executive severance costs incurred in the prior-year period. The company has previously stated its intention to reduce SG&A to less than 20 percent of sales and is working to achieve this goal even in the face of soft demand.

OTHER ITEMS

         Results from unconsolidated companies in the third quarter were a loss of $1.5 million versus income of $0.2 million in the second quarter and income of $2.7 million in the third quarter last year. The reduction was due primarily to lower domestic results related to these entities.

         Net interest expense was $11.4 million in the third quarter 2001 compared with $10.5 million in the second quarter 2001 and $11.7 million in the third quarter 2000. The quarter-over-quarter increase in 2001 is largely due to lower interest income and fees associated with the termination of a credit facility. The company expects to finalize a new credit facility during the fourth quarter of 2001.

         Other expense was $0.5 million in the reported period compared to other expense of $2.2 million in the second quarter 2001 and other income of $3.3 million in the third quarter one year ago. Third quarter 2001 results reflected charges for fees associated with the company's new asset securitization program. Second quarter 2001 results reflected the impact of unfavorable foreign currency exchange.

P. 2

BALANCE SHEET STRENGTHENED

         At September 30, 2001, accounts receivable were $257.8 million, down $3.2 million from the second quarter. A regular seasonal dating program associated with the company's industrial heating business negatively impacted Days Sales Outstanding (DSO) on a quarter-over-quarter basis and offset DSO improvements made in other business segments. The accounts receivable associated with the seasonal dating program are collectable in the fourth quarter.

         Compared to October 1, 2000, accounts receivable are down approximately 30 percent, due, in large part, to improvements made in processes associated with billing and collections.

         Inventory levels were $29.4 million lower at the end of the third quarter than at the end of the second quarter and $85.3 million lower than October 1, 2000. In addition to reclassifying approximately $17 million of inventory to assets held for sale, the company continued to reduce inventories despite lower sales volumes. This effort illustrates management's commitment to executing its turnaround plan even in the face of weak market conditions.

         Net debt (total debt less cash, cash equivalents and marketable securities) increased by $19.5 million compared to July 1, 2001. A dividend payment in the third quarter totaling $16.3 million accounted for the majority of this change. In July 2001, Thomas & Betts announced that it would discontinue paying quarterly dividends effective in the third quarter.

NINE MONTH RESULTS

         For the nine months ended September 30, 2001, sales were $1.2 billion compared to $1.3 billion for the nine-month period ended October 1, 2000. Year-to-date 2001, Thomas & Betts reported a loss from operations of $34.2 million and a net loss of $55.9 million or a $0.96 loss per diluted share. Year-to-date 2001 results included pre-tax charges of approximately $40 million related to the sale of the company's lighting product lines.

         In the same period last year, the company reported a $123.3 million net loss from continuing operations and net earnings of $25.5 million, or $0.44 earnings per diluted share. Year-to-date 2000 results included an after-tax gain of $2.56 per diluted share related primarily to the gain on the sale of its discontinued electronics operations. In addition, 2000 results included significant charges taken in the second quarter. A detailed explanation of last year's charges can be found in the company's Annual Report on Form 10-K for fiscal year 2000.

SEGMENT RESULTS REFLECT WEAK MARKET CONDITIONS

         Sales in the company's Electrical segment were $289.0 million for the quarter, down from $302.0 million reported in the second quarter of 2001 and $341.7 million in the third quarter of 2000. This segment incurred a loss of $7.7 million in the third quarter 2001 versus earnings of $4.0 million in the second quarter and a loss of $17.0 million in the year-earlier period. Segment sales in the third quarter 2001 were adversely impacted by the continued softness in industrial and construction markets. Segment earnings in the third quarter 2001 reflect the previously noted deterioration in its unconsolidated subsidiaries' performance, severance costs and certain charges related to the sale of lighting product lines.

P. 3

         Sales in the Steel Structures segment were $35.1 million for the third quarter, compared to $36.3 million in the second quarter 2001 and $29.5 million in the third quarter 2000. Earnings in the segment were $4.8 million versus $5.1 million in the preceding quarter and $2.1 million in the third quarter 2000. The quarter-over-quarter decline in sales and earnings is due largely to the timing of certain large projects and does not reflect a softening in demand.

         In the company's Communications segment, sales were $25.7 million, down slightly from the $27.6 million reported in second quarter 2001. Year-over-year, sales were down significantly from the $46.5 million reported for the same period in 2000, largely as a result of currently depressed domestic market conditions in its cable TV (CATV) and telecom markets. Continued weak market demand for CATV products and the effort of telecom and CATV distributors to reduce their inventories are the primary drivers behind reduced sales volumes. The segment recorded a loss of $0.9 million, an improvement over the $2.8 million loss in the second quarter 2001 and significantly less than the $6.1 million loss in the third quarter 2000. Third quarter 2001 segment results were positively affected by efforts made to reduce manufacturing and SG&A expenses to better match current demand levels. Third quarter 2000 segment results included approximately $8 million in losses associated with previously divested and discontinued product lines.

         The HVAC segment reported sales of $23.4 million for the third quarter 2001, up from the $19.6 million achieved in the preceding quarter, but slightly less than the $25.4 million reported in the third quarter of last year. The quarter-over-quarter improvement is due to seasonality associated with the demand for industrial heating products. Year-over-year sales were adversely affected by reduced demand for made-to-order products due to soft construction markets. The segment reported earnings of $1.0 million in the quarter compared to a loss of $1.3 million in the second quarter 2001 and earnings of $0.8 million in the third quarter of 2000. Year-over-year improvement in segment earnings is due largely to on-going cost containment efforts.

CONCLUDING COMMENT

         "For over a year now, we have worked to restore Thomas & Betts' financial strength and competitive position while reducing costs and streamlining operations," said Dunnigan. "While we have not yet completed our work, we are pleased that the operational improvements are beginning to flow through despite the significant deterioration in market conditions. We remain extremely confident that we are on the right course and have the right strategies in place to achieve our goals."

CORPORATE OVERVIEW

         Thomas & Betts is a leading designer and manufacturer of connectors and components for worldwide electrical and communication markets. The company also manufactures steel structures for a variety of applications and industrial heating and cooling units. Headquartered in Memphis, Tenn., the company has manufacturing, distribution and office facilities worldwide. Visit Thomas & Betts on the World Wide Web at WWW.TNB.COM.

                                       ###

P. 4


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NOTE: Financial Tables Attached

CONTACT: Tricia Bergeron
Vice President, Investor & Corporate Relations
(901) 252-8266
email: TRICIA.BERGERON@TNB.COM

CONFERENCE CALL/WEBCAST INFORMATION

         Thomas & Betts will hold a conference call/webcast to discuss the company's third quarter 2001 results on Tuesday, October 23, 2001 at 8:00 am Central Daylight Time (9:00 am Eastern Daylight Time). To access the call, please call (973) 628-9554 or visit WWW.TNB.COM.

         This press release includes forward-looking statements that are subject to many uncertainties in the company's operations and business environment. Such uncertainties, which are discussed further in the company's annual and quarterly filings with the Securities and Exchange Commission, may cause the actual results of the company to be materially different from any future results expressed or implied by such forward-looking statements.


P. 5

                   THOMAS & BETTS CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                   (Unaudited)


                                                                QUARTER ENDED                    NINE MONTHS ENDED
                                                        -----------------------------      -----------------------------
                                                        SEPTEMBER 30,     OCTOBER 1,       SEPTEMBER 30,      OCTOBER 1,
                                                            2001            2000               2001             2000
                                                        -------------    ------------      -------------     ------------
                                                                                                              (RESTATED)
NET SALES                                                $ 373,186       $   443,177       $ 1,155,578       $ 1,321,954
COSTS AND EXPENSES:
        Cost of sales                                      283,528           346,560           870,035         1,130,533
        Selling, general and administrative                 81,550           108,259           254,952           315,158
        Research and development                             5,210             5,383            15,878            17,902
        Amortization of intangibles                          4,050             4,647            12,255            13,543
        Impairment charges on assets held for sale          36,637              --              36,637              --
                                                        -------------    ------------      -------------     ------------
                                                           410,975           464,849         1,189,757         1,477,136
                                                        -------------    ------------      -------------     ------------

LOSS FROM OPERATIONS                                       (37,789)          (21,672)          (34,179)         (155,182)
Income(loss) from unconsolidated companies                  (1,542)            2,684             2,137            11,692
Interest expense - net                                     (11,355)          (11,736)          (31,853)          (40,486)
Other (expense) income - net                                  (483)            3,263            (2,246)           (2,162)
                                                        -------------    ------------      -------------     ------------

Loss from continuing operations before income taxes        (51,169)          (27,461)          (66,141)         (186,138)

Income tax benefit                                          (5,558)           (8,238)          (10,199)          (62,797)
                                                        -------------    ------------      -------------     ------------

NET LOSS FROM CONTINUING OPERATIONS                        (45,611)          (19,223)          (55,942)         (123,341)
Earnings from discontinued operations                         --                --                --              14,724
Gain on sale of discontinued operations                       --                --                --             134,089
                                                        -------------    ------------      -------------     ------------

NET EARNINGS (LOSS)                                      $ (45,611)      $   (19,223)      $   (55,942)      $    25,472
                                                        =============    ============      =============     ============
BASIC EARNINGS (LOSS) PER SHARE:
        LOSS FROM CONTINUING OPERATIONS                  $   (0.78)      $     (0.33)      $     (0.96)      $     (2.12)
        Earnings from discontinued operations                 --                --                --                0.25
        GAIN ON SALE OF DISCONTINUED OPERATIONS               --                --                --                2.31
                                                        -------------    ------------      -------------     ------------

        Net earnings (loss)                              $   (0.78)      $     (0.33)      $     (0.96)      $      0.44
                                                        =============    ============      =============     ============

DILUTED EARNINGS (LOSS) PER SHARE:
        LOSS FROM CONTINUING OPERATIONS                  $   (0.78)      $     (0.33)      $     (0.96)      $     (2.12)
        Earnings from discontinued operations                 --                --                --                0.25
        GAIN ON SALE OF DISCONTINUED OPERATIONS               --                --                --                2.31
                                                        -------------    ------------      -------------     ------------

        Net earnings (loss)                              $   (0.78)      $     (0.33)      $     (0.96)      $      0.44
                                                        =============    ============      =============     ============

AVERAGE SHARES OUTSTANDING:
        Basic                                               58,150            57,974            58,105            57,935
        Diluted                                             58,150            57,974            58,105            57,935

                                                                         Page 1

                   THOMAS & BETTS CORPORATION AND SUBSIDIARIES
                               SEGMENT INFORMATION
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (Unaudited)

                                                                QUARTER ENDED                    NINE MONTHS ENDED
                                                        -----------------------------      -----------------------------
                                                        SEPTEMBER 30,     OCTOBER 1,       SEPTEMBER 30,      OCTOBER 1,
                                                            2001            2000               2001             2000
                                                        -------------    ------------      -------------     ------------
                                                                                                              (RESTATED)
NET SALES:
       Electrical                                        $ 289,007       $   341,717       $   900,687       $ 1,014,860
       Steel Structures                                     35,050            29,497           104,712            91,391
       Communications                                       25,690            46,514            81,609           137,363
       HVAC                                                 23,439            25,449            68,570            78,340
                                                        -------------    ------------      -------------     ------------
                                                         $ 373,186       $   443,177       $ 1,155,578       $ 1,321,954
                                                        =============    ============      =============     ============


SEGMENT EARNINGS (LOSS):
       Electrical                                        $  (7,659)      $   (16,965)      $    (2,764)      $  (112,985)
       Steel Structures                                      4,835             2,068            13,503             9,393
       Communications                                         (875)           (6,087)           (6,797)          (25,365)
       HVAC                                                  1,005               805               653             4,440
                                                        -------------    ------------      -------------     ------------
                                                         $  (2,694)      $   (20,179)      $     4,595       $  (124,517)
                                                        =============    ============      =============     ============

                   THOMAS & BETTS CORPORATION AND SUBSIDIARIES
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)


                                                      SEPTEMBER 30,    DECEMBER 31,
                                                          2001             2000
                                                       ----------      ----------
        ASSETS

 CURRENT ASSETS:
        Cash and cash equivalents                      $  155,545      $  199,285
        Marketable securities                              11,655          19,390
        Receivables- net                                  257,801         325,671
        Receivable - Electronics OEM sale                  35,000          35,000
        Inventories - net                                 254,353         298,852
        Income tax receivables                              5,779            --
        Deferred income taxes                              47,761          83,251
        Prepaid expenses                                   10,221           7,112
        Assets held for sale- net                          25,202            --
                                                       ----------      ----------
 TOTAL CURRENT ASSETS                                     803,317         968,561

 Property, plant and equipment- net                       390,581         425,477
 Intangible assets - net                                  483,280         537,502
 Investments in unconsolidated companies                  122,182         121,645
 Deferred income taxes                                     50,083            --
 Other assets                                              30,120          34,578
                                                       ----------      ----------
        TOTAL ASSETS                                   $1,879,563      $2,087,763
                                                       ==========      ==========

        LIABILITIES AND SHAREHOLDERS' EQUITY

 CURRENT LIABILITIES:
        Short-term debt                                $      454      $   16,453
        Current maturities of long-term debt                6,237           6,025
        Accounts payable                                  130,595         156,840
        Accrued liabilities                               171,719         209,634
        Income taxes payable                                2,693          14,078
        Dividends payable                                    --            16,230
                                                       ----------      ----------
 TOTAL CURRENT LIABILITIES                                311,698         419,260

 Long-term debt                                           664,344         669,983
 Other long-term liabilities                               75,183          80,090
 Deferred income taxes                                     21,256          12,520

 SHAREHOLDERS' EQUITY                                     807,082         905,910
                                                       ----------      ----------
        TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY     $1,879,563      $2,087,763
                                                       ==========      ==========

                   THOMAS & BETTS CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                   (Unaudited)


                                                          QUARTER ENDED
                                                   ---------------------------
                                                   SEPTEMBER 30,      JULY 1,
                                                       2001            2001
                                                   -------------    ----------
NET SALES                                           $ 373,186       $ 385,444
COSTS AND EXPENSES:
       Cost of sales                                  283,528         287,129
       Selling, general and administrative             81,550          84,377
       Research and development                         5,210           4,983
       Amortization of intangibles                      4,050           4,200
       Impairment charges on long-lived assets         36,637            --
                                                   -------------    ----------
                                                      410,975         380,689
                                                   -------------    ----------

EARNINGS (LOSS) FROM OPERATIONS                       (37,789)          4,755
Income from unconsolidated companies                   (1,542)            245
Interest expense - net                                (11,355)        (10,529)
Other (expense) income - net                             (483)         (2,246)
                                                   -------------    ----------

Loss before income taxes                              (51,169)         (7,775)

Income tax benefit                                     (5,558)         (2,410)
                                                   -------------    ----------
NET LOSS                                            $ (45,611)      $  (5,365)
                                                   =============    ==========

BASIC LOSS PER SHARE                                $   (0.78)      $   (0.09)
                                                   =============    ==========
DILUTED LOSS PER SHARE                              $   (0.78)      $   (0.09)
                                                   =============    ==========

AVERAGE SHARES OUTSTANDING:
       Basic                                           58,150          58,149
       Diluted                                         58,150          58,149

                   THOMAS & BETTS CORPORATION AND SUBSIDIARIES
                               SEGMENT INFORMATION
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                   (Unaudited)



                                                      QUARTER ENDED
                                               --------------------------
                                               SEPTEMBER 30,      JULY 1,
                                                   2001            2001
                                               -------------    ----------
NET SALES:
       Electrical                               $ 289,007       $ 302,040
       Steel Structures                            35,050          36,270
       Communications                              25,690          27,579
       HVAC                                        23,439          19,555
                                               -------------    ----------
                                                $ 373,186       $ 385,444
                                               =============    ==========
SEGMENT EARNINGS (LOSS):
       Electrical                               $  (7,659)      $   3,986
       Steel Structures                             4,835           5,126
       Communications                                (875)         (2,783)
       HVAC                                         1,005          (1,329)
                                               -------------    ----------
                                                $  (2,694)      $   5,000
                                               =============    ==========